UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated September 22, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:   September 22, 2004                   By:  /s/ Bill O. Wood

Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange:

  SCV.TSXV
    OTC PINK SHEETS:          SCVTF

Kardokus 5-10 Hits Red Fork “D” Formation

September 22, 2004 – The Strata Rig #1 has reached its target depth of 13,800 feet on the Kardokus 5-10 well at the Lasley Project in Oklahoma.  Western Development Oil and Gas (Western), the operator, has logged, set and cemented pipe to total depth.  The well encountered 60 feet of gross sand in the Red Fork “D” formation, the primary target of the well.  Completion of the Kardokus 5-10 should start later this month.  Hydrocarbon shows were also encountered in the Marchand, Skinner and Red Fork formations.   Sovereign has a 12.91% +/- working interest in the well.

The Kardokus 5-10 is a south offset to the Kardokus 3-10 well which was completed in August of 2003, which has produced 399,663 MCF and is presently producing at 1,800 to 2,000 MCF of gas per day.  Western is planning additional locations to be drilled this year on the Lasley project such as the Williams 2-9 and the Kardokus 6-10.  The Lasley Project covers approximately 10,000 +/- acres that is part of a 60,000 acre Area of Mutual interest with Western and Saxon Oil Company.

The following wells are currently producing on the Lasley project:  The Williams 1-9, Tiger 1-15, Bear 1-19, Oklahoma State 1-13, Kardokus 2-10 and Running Bear 1-21, which were purchased in the original acquisition; and The Kardokus A1-10, Kardokus 3-10, Kardokus 4-10, Alley Cat 1-14, King 1-32, Sheward 1-31, Tiger 2-15, Stray Cat 1-14, and the Rosser 1-11, which were drilled in 2003 and 2004:

Additional information about the projects Sovereign is presently participating in can be seen on its web site sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Toll Free:  1-877-366-4464   Telephone:

(325) 676-8500      Facsimile:(325) 676-8106    Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.